Exhibit 99.1

Ur-Energy Updates Lost Creek Developments
Ur-Energy Webcast Today

Denver, Colorado (Marketwire – November 12, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce significant advances toward production and to provide greater clarity on project costs to date.  Ur-Energy, through its wholly-owned subsidiary, Lost Creek ISR, LLC (“Lost Creek ISR”) has been working on moving its Lost Creek uranium project toward production since mid year 2005.

Webcast: Ur-Energy will host a teleconference and webcast today, Thursday, November 12, 2009 at 11:00 a.m. Eastern Time. The Ur-Energy management team will review the third quarter 2009 and provide an update on its operations, corporate strategy and outlook. A Q&A session will follow management’s presentation.
The Ur-Energy teleconference and webcast can be accessed the following ways:

•	The teleconference can be accessed approximately 10 minutes prior to the call by dialing and entering the conference ID number below:

US/Canada Dial In Number (877) 890-1936
International Dial In Number (706) 643-7646
Conference ID Number 38857558

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A link to the live webcast will be available on the Investor Page at www.ur-energy.com. Participants should go to the website 10-15 minutes prior to the scheduled conference in order to register and download any necessary audiovisual software.

The webcast is also being distributed through the ThomsonReuters StreetEvents Network. Individual investors can listen to the call at www.earnings.com. Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site. To listen to the archived call:

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A digital recording of the webcast will be available for replay two hours after the call’s completion through November 18, 2009. To access the recording, dial (800) 642-1687 or (706) 645-9291 and enter Conference ID Number 38857558.

Update: Ur-Energy has been making significant advances toward moving its Lost Creek project into production.  End of third quarter 2009 funds available to Ur-Energy are C$49 million.

“Ur-Energy has developed a first-class team which is, efficiently and cost-effectively, advancing our Lost Creek project toward production on many fronts, including safety, permitting, geologic exploration, hydrology, plant and wellfield design and engineering, community relations, and staffing requirements,” said Bill Boberg, President & CEO. “We expect to have all of our permits in hand by mid-year 2010 and we have been preparing to be fully ready to start work immediately. Our projection continues to be that we will get into production with the funds that we have on hand.”

Since 2007, approximately US$22 million of capital and development expenditures have been made on Lost Creek that are applicable to future production and offset remaining capital requirements on the project.  Work completed, and acquisitions, toward development of the Lost Creek project include the following:

•	800 exploration and delineation drill holes have been drilled at Lost Creek by Ur-Energy since 2006
•	Drilling and installation of 153 monitor wells
•	Completed mechanical integrity testing of monitor wells
•	Installed submersible pump equipment to facilitate on-going water sampling requirements
•	Completed delineation of Mine Unit #1
o	Completed detailed design of Mine Unit #1
•	Currently delineating Mine Unit #2 with three drill rigs
•	Received firm quotations for major plant equipment
•	Pre-payment for key long-lead time plant equipment
o	10 Ion-Exchange pressure vessels
o	2 Ion-Exchange polishing columns
o	2 restoration columns
o	2 elution columns
o	2 filter presses
•	Detailed plant design and engineering
•	Acquisition of operational support equipment for use now and during production operations
o	Prompt Fission Neutron logging truck
o	Major rolling equipment such as field vehicles, trailers, forklift, backhoe, grouting units, cementing units and water truck
o	Truck mounted mechanical integrity test unit
o	4 water storage tanks for fluid storage
o	Plus many miscellaneous operational tools and equipment
•	Drilling and testing of deep disposal well
•	Permitting and reclamation work including bonding requirements
•	Have hired 20 to 25% of the full work force required for the Lost Creek operation
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In addition to the above, Ur-Energy is already maintaining a reclamation bond facility on the Lost Creek project of US$2.1 million which will apply toward total bonding requirements for Lost Creek once the permits are received.  Ur-Energy is fully prepared to start construction after all required permits are received.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor/Public Relations info@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits related to Lost Creek; procurement and construction plans, and the Lost Creek production timeline) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.